Ring Energy, Inc.

200 N. Lorraine Street, Suite 1245

Midland, TX 79701

(432) 682-7464

August 20, 2014

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Ring Energy, Inc.

Request for Withdrawal of:

Amendment No. 1 to Form S-1 Registration Statement

Filed on August 19, 2014

File No.: 333-191483

Ladies and Gentleman:

Ring Energy, Inc. (the “Company”) hereby requests the withdrawal of Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-191483) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on August 19, 2014 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed under the wrong file number, 333-191483.  The correct file number is 333-197359. We believe that such withdrawal is consistent with the public interest and the protection of investors.  The omission was not detected until after the Registration Statement was filed. A corrected Registration Statement has been filed via EDGAR with the correct file number (333-197359).

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact our legal counsel, Ms. Allison Jones, at (713) 358-1748.

Very truly yours,

/s/ William R. Broaddrick

William R. Broaddrick

Chief Financial Officer